UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Ateyeh Jr., Edward C.
   Collective Technologies
   Building 3, Suite 100
   9433 Bee Caves Road
   Austin, TX  78733

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     1,615,385      D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $2.6250                                                                    (1)
(right to buy)
Non-Qualified Stock Option     $3.5000                                                                    (1)
(right to buy)
Warrants                       $0.0400         05/01/00       S                          400              10/02/96     10/01/06
Warrants                       $0.0400         05/04/00       S                          167              10/02/96     10/01/06
Warrants                       $0.0400         05/12/00       S                          334              10/02/96     10/01/06
Warrants                       $0.0400         05/15/00       S                          333              10/02/96     10/01/06
Warrants                       $0.0400         05/22/00       S                          334              10/02/96     10/01/06
Warrants                       $0.0400         05/25/00       S                          267              10/02/96     10/01/06
Warrants                       $0.0400         05/31/00       S                          767              10/02/96     10/01/06

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   17,857                    17,857        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,000                     4,000         D   Direct
(right to buy)

Warrants                       05/01/00  Common Stock                   400           $20.7500                  D   Direct
Warrants                       05/04/00  Common Stock                   167           $16.1250                  D   Direct
Warrants                       05/12/00  Common Stock                   334           $18.5000                  D   Direct
Warrants                       05/15/00  Common Stock                   333           $18.1250                  D   Direct
Warrants                       05/22/00  Common Stock                   334           $14.0000                  D   Direct
Warrants                       05/25/00  Common Stock                   267           $11.0000                  D   Direct
Warrants                       05/31/00  Common Stock                   767           $9.6250     22,271        D   Direct

Explanation of Responses:

-
(1)  All shares are currently exercisable.



SIGNATURE OF REPORTING PERSON
/S/ Ateyeh Jr., Edward C.
DATE